Exhibit 99.1

Sphere 3D Provides Corporate Update and Announces Investor Conference Call

SAN JOSE, Calif. – Oct. 30, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today is providing the following corporate update.

The Company continues to make progress on multiple fronts as it works through its assessment of strategic alternatives. Concurrent with such review, the Company continues to focus on driving its overall business towards profitability.

The Company reports that its preliminary net revenue for the third quarter of fiscal year 2017 is expected to exceed $21.5 million, representing a 16% increase compared to $18.5 million for the third quarter of 2016, and an 11% increase compared to $19.4 million from the previous quarter.

In addition, the Company was able to make significant improvements to its Adjusted EBITDA loss for the third quarter of fiscal 2017. Although still preliminary, the Company anticipates that the Adjusted EBITDA loss will be at the lowest level since it began reporting this non-GAAP metric in the fourth quarter of 2014.

The Company maintained reductions in operating expenses with a slight improvement in the third fiscal quarter of 2017 compared to the second quarter of 2017; the Company continues to evaluate its operating expenses to seek opportunities for additional improvements.

Detailed financial results for the third fiscal quarter of 2017 will be contained in the Company’s Form 6-K, expected to be filed with the SEC on November 9, 2017.

As reported earlier this year, the Company refined its go-to-market approach through the creation of a storage group that is branded as the Overland-Tandberg storage business group and the Virtualization group marketed under the HVE brand.

Subsequent to this, and a byproduct of the strategic review being undertaken, the Company has completed an analysis of its Data Protection & Archive products (which includes RDX, Tape, Media and related Services) and associated costs as a pro-forma business unit within the Overland-Tandberg storage business group. This analysis shows that as a standalone business unit, it would have seen positive Adjusted EBITDA for each of the last eight quarters. The Company believes this product group could see additional growth and profitability with a number of recent product launches, such as its RDX Ransom Block solution and the NEO Agility LTFS product line with its new features that enable integration with Microsoft Azure Cloud. The Company continues to review the overall business with an eye towards unlocking potential value for stakeholders.

In addition, the Company has accomplished the following milestones and recent customer wins as part of its overall strategic plan:

•	Recent Corporate Developments
•

Favorable ruling and dismissal of the Special Situations Funds complaint in its entirety with prejudice by the Commercial Division of the Supreme Court of the State of New York; Special Situation Funds had sought $6.0 million in contractual damages, plus costs and fees

•	Extended the Opus Credit Agreement maturity date to March 31, 2018
•	Engagement with EYCA as its exclusive financial advisor to review a broad range of strategic options

•	Business Key Milestones
•	HVE has won Huawei Americas Partner of the Year for the 2nd year in the row; more details at this blog post
•	HVE recently announced another customer contract win with a value that exceeds $1 million
•	The Company announced during VMworld, in August of this year, multiple product offerings that leverage a wide range of Sphere technologies
•	Overland-Tandberg Announced earlier this month the Overland-Tandberg rdxLOCK and RansomBlock functionality to defend against enterprise software security threats like Ransomware

“We are excited to see the positive momentum from our business restructuring earlier this year to move to a distinct focus on the Virtualization market through our HVE brand, and the storage market through our Overland-Tandberg brand,” said Eric Kelly, chairman and chief executive officer for Sphere 3D. “Our total top line results continue to improve because we are better equipped to support the unique market dynamics for each of these product groups. Also, we have seen a significant improvement in our bottom line, based on the preliminary adjusted EBITDA numbers in the third quarter. Maintaining these demonstrated improvements in operational efficiencies will help keep us on our path to profitability.”

Investor Conference Call:
Simultaneously Sphere 3D announces it will report financial results for its third quarter fiscal year 2017 on November 9, 2017.

The company will host an investor conference call on the same day at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the Company’s 2017 second quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 7799158. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section.

A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 7799158The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D
Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands, including Overland-Tandberg, HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @HVEconneXions and @ovltb.

Safe Harbor Statement
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; the Company’s ability to maintain listing with the NASDAQ Capital Market; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D’s other businesses; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any of the statements in this press release, including any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:
The Blueshirt Group
Lauren Sloane
Tel: +1 415-217-2632
Lauren@blueshirtgroup.com